Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-6

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

March 27, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Ms. Jenifer Gallagher and
Mr. Karl Hiller, Accounting Branch Chief

Dear Sirs/Mesdames:

Nord Resources Corporation
Form 10-KSB for the Year Ended December 31 2004
Filed January 17, 2006
Preliminary Proxy Statement on Schedule 14A
Filed February 28, 2006
SEC File No. 001-08733

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to Staff’s letter of March 7, 2006 (the "Comment Letter") signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”). The Company requests that all future correspondence addressed to it be sent to its principal executive office at:

Nord Resources Corporation
1 West Wetmore Road
Suite 107
Tucson, AZ 85705

Telephone No. 520-292-0266
Fax No. 520-292-0268

We provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Year Ended December 31, 2004

Financial Statements, page 90

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Nature of Operations, page F-8

1.            Please disclose how you account for your interest in Titanium Resources Group, Ltd.

On September 30, 1999, the Company sold its 50% ownership interest in Sierra Rutile and its related entities (“SRL”) to SRL Acquisition No. 1 Limited (“SRLA No. 1”), an entity controlled by MIL (Investments) S.A.R.L. (“MIL”), the largest shareholder of the Company at that time. The sale was effected pursuant to a Purchase and Sale Agreement dated as of June 16, 1999, in consideration for: (a) a cash payment of $1,250,000, (b) a 5% carried interest in the 50% interest sold, which was represented by a Class B share of SRLA No. 1, (c) the release of the Company from a guaranty obligation of approximately $6,000,000 to the development bank lenders of SRL, and (d) the redemption and cancellation of MIL’s 7,004,200 shares in the Company, which represented approximately 29.8% of the issued and outstanding shares of the Company at that time.

Under SRLA No. 1’s articles of association, the Class B share carries the right to a fixed dividend to be paid in respect of each financial year, calculated with reference to a complicated formula. Essentially, the holder of a Class B share is entitled to 5% of certain cash flows (including any dividends or other income generated from SRLA No. 1’s indirect interest in SRL) if certain conditions are met. Since SRLA No. 1 holds an indirect 50% interest in SRL, this effectively means that a whole Class B share of SRLA No. 1 represents a 2.5% carried net profits interest in SRL.

Titanium Resources Group, Ltd. (“TRG”), acting through its wholly-owned subsidiary Titanium Fields Resources Ltd., subsequently acquired control of SRLA No. 1 and SRL. In August 2005, the Company granted to TRG an option to acquire the Company’s Class B share in SRLA No. 1. The Company subsequently sold a 2/15 fractional interest in the Class B share to TRG in consideration of $200,000 plus the amount of $100,003 representing a pro rata estimate of the fixed dividend entitlement attaching to the Class B share.

SRL’s primary asset is a titanium dioxide mining facility located in Sierra Leone, West Africa. At that facility, SRL was principally engaged in the mining and processing of rutile ilmenite until the mine was shutdown in 1995 when it was overrun by rebel militia forces. The mine remained shutdown at the time of the sale in 1999 and as such the estimated fair value of the 2.5% carried interest in SRL was deemed to be zero at that time. Therefore, the Company accounts for its investment in SRL at cost and its basis in the carried interest which is represented by the Class B share of SARL No. 1 is zero. As a result no disclosure in the financial statements is required as the dollar amount is clearly immaterial. The mine remained closed as of December 31, 2004. On February 28, 2005, TRG announced its intention to reactivate the mine in late 2005. It subsequently announced that the reactivation has been delayed until the first quarter of 2006. The Company is continuing to monitor TRG’s reactivation efforts.

The Company proposes to include the following disclosure in Note 1 (Organization And Summary Of Significant Accounting Policies) to its audited financial statements for the year ended December 31, 2005 (the “2005 Audited Financial Statements”):

“The Company also owns a 13/15’s interest in one Class B share in the capital of SRL Acquisition No. 1 Ltd. (“SRLA No. 1”). Under SRLA No. 1’s articles of association, the Class B share carries the right to a fixed dividend to be paid in respect of each financial year, calculated with reference to a complicated formula. Essentially, the holder of a Class B share is entitled to 5% of certain cash flows, including any dividends or other income generated from SRLA No. 1’s indirect interest in Sierra Rutile Ltd. (“SRL”), a corporation in Sierra Leone, West Africa which owns a mineral sands deposit in that country. Since SRLA No. 1 holds an indirect 50% interest in SRL, this effectively means that a whole Class B share of SRL No. 1 represents a 2.5% net profits interest in the production of minerals by SRL. The Company has a cost basis of $-0- in this investment and accounts for it under the cost method.”

The 2005 Audited Financial Statements will form part of the Company’s annual report on Form 10-KSB, anticipated to be filed on or prior to March 31, 2006.

Restricted Cash, page F-9

2.             We note your disclosure on page 40 in which you state you deposited $1,500,000 into an escrow account to be used to bring the Johnson Camp Mine into compliance with Arizona’s aquifer protection laws. Based on your Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2002, we are unable to determine how you funded the $1,500,000 deposit. Please disclose the source of the funds used to establish the escrow account.

In September 2002, $1,500,000 was deposited into escrow pursuant to a Compliance Order issued by the Arizona Department of Environmental Quality. The escrow account was funded from the Company’s rabbi trusts accounts, which the Company gained access to pursuant to a settlement agreement in 2001 between the Company and retirement plan participants related to the use of funds in the rabbi trusts.

The funding of the escrow account is shown in the 2002 statement of cash flows as a source of funds from other assets of $1,500,000 with a corresponding use of funds in restricted cash. The $1,500,000 use of funds in restricted cash was partially offset by approved expenditures from the escrow account during 2002 resulting in a net use of funds to restricted cash of $994,201 as of December 31, 2002. Approved expenditures for bringing the Johnson Camp Mine into compliance with the Compliance Order were reflected in net income as an increase to operating expenses for the years ended December 31, 2002 and 2003. Therefore, this resulted in a source of funds from restricted cash, and was reflected in cash flows from operations during these periods.

We also note that in your Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003, you present an operating cash outflow of $994,201 in the period you established the escrow account, and an operating cash inflow of the same amount in the period you expended cash. Tell us why you believe reporting changes in your restricted cash account in this manner does not render your measures of cash flows from operating activities imprecise, and why your Consolidated Statement of Cash Flows for the year ended December 31, 2002 does not reflect the entire escrow deposit of $1,500,000. The reasons you believe that expenditures paid from restricted cash should be presented as a cash inflow on your Consolidated Statements of Cash Flows should be clear.

Tell us the disclosure and reporting revisions that you would propose, for each period presented, to advise readers of the effects of having reported changes in your restricted cash account in this manner, so that actual operating, investing and financing cash flows are evident.

Per paragraph 21 of Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows” and related interpretations thereof, cash flows from operating activities are generally effects of transactions and other events that enter into the determination of net income. As such, given that the related transactions for the $1,500,000 deposited into the remediation escrow account (restricted cash) have been accounted for and reported as operating expenses within the statements of operations for the years ended December 31, 2002 and 2003, the effect of these transactions within the statement of cash flows are properly presented as cash flows from operating activities. Furthermore, given that the related restricted cash balance is reported as a current asset on the balance sheet as of December 31, 2002, per paragraph 11 and, by reference, paragraph 28 of SFAS No. 95, the changes in the restricted cash balance are properly reported, on a net basis, as cash flows from operating activities.

Property and Equipment, page F-10

3.             We note your disclosure in which you explain that in the year proven and probable reserves are established for a given property, you retroactively capitalize all exploration costs incurred since the beginning of the year for that property. We generally find that costs incurred prior to establishing proven and probable reserves, as defined by Industry Guide 7, should be expensed as exploration costs, while costs incurred subsequent to the establishment of proven and probable reserves that are developmental in nature, are appropriately capitalized. Please refer to the guidance in Section ILF.1 of “Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance,” located on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P267_55290

Tell us the reasons you believe this guidance would not apply to you.

The Company agrees that costs incurred prior to establishing proven and probable reserves are normally expensed as production costs. The Company will clarify its disclosure in future filings. In particular, the Company proposes to include the following disclosure in Note 1 (Organization And Summary Of Significant Accounting Policies) to the 2005 Audited Financial Statements:

“Property and Equipment

Property and equipment are stated at cost. Mineral exploration costs are expensed as incurred. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets which range from three to five years. Mineral properties are amortized over the life of the mine using the units of production method. Buildings and mining equipment are depreciated over the shorter of their estimated useful lives, or over the life of the mine using the units of production method.” (Emphasis added.)

It should be noted that no exploration costs were capitalized during the periods presented, and the Company has properly accounted for its exploration and development costs.

Reclamation Costs, page F-11

4.             Please comply with paragraph 22(c) of SFAS 143 and include in your disclosure a reconciliation of the beginning and ending aggregate carrying amount of your asset retirement obligation.

Due to the care and maintenance status of the Johnson Camp Mine, there has been no requirement to increase the amount reserved for reclamation costs under SFAS 143, and, as such, the basic financial statements include the disclosure required to reconcile the beginning and ending aggregate carrying amount of the asset retirement obligation as the only change in the carrying amount is equal to the accretion expense on reclamation costs reflected in the statements of cash flows.

The Company will include a table disclosing the reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligation pursuant to paragraph 22(c) of SFAS No. 143 in the footnotes to the financial statements in future filings. In particular, the Company proposes to include the following disclosure in Note 1 (Organization And Summary Of Significant Accounting Policies) to the 2005 Audited Financial Statements:

“A reconciliation of the beginning and ending carrying amounts of the Company’s retirement obligation as of December 31, 2005 and 2004 is as follows:

	2005	2004

Liability, beginning of year	$150,687	$136,988
Accretion expense	14,793	13,699

Liability, end of year	$165,480	$150,687

5.             We note your disclosure on page 53, in which you state that an updated feasibility study on the Johnson Camp Mine includes an estimate of $1,000,000 for closure and reclamation costs, net of any asset salvage value. Tell us whether it is your intent to revise your estimate of the asset retirement obligation based on the estimate included in the feasibility study; and if so, when you would expect this to be reflected in your financial statements. Please describe for us the underlying reasons for this change in estimate, emphasizing differences from your earlier estimate, and explain your rational for the timing of recognition.

The Company has estimated the aggregate undiscounted obligation of its asset retirement obligation to be approximately $400,000 for the Johnson Camp Mine in its current condition. The discounted projected cash flow of this obligation was $150,687 at December 31, 2004.

The estimate of $1,000,000 for closure and reclamation, net of any value received from selling the property assets, discussed on page 53 of the Form 10-KSB and included in the updated feasibility study on the Johnson Camp Mine includes not only the impact of historic operations, but also the impact of future mining operations that may be conducted over the 9 year life of the reserves as contemplated by the updated feasibility study. As such, the Company will recognize the increase to the asset retirement obligation concurrent with the impact from mining activity, if and when such additional mining activity occurs.

Accumulated Other Comprehensive Income, page F-13

6.             We note your disclosure in which you explain that your ownership interest in Nord Pacific decreased in 2003, requiring you to change your method of accounting for this investment from the equity method to an available for sale marketable security. Further, we note your disclosure in which you state that as a result of changing your method of accounting for this investment, you reclassified the foreign currency translation adjustment related to the equity method investment to an unrealized gain on marketable securities within Accumulated Other Comprehensive Income.

Please expand your disclosure to describe the events that led to the change in your ownership interest in Nord Pacific. The reasons you reclassified the entire foreign currency translation adjustment balance should be clear.

The Company changed the method of accounting for its investment in Allied Gold/Nord Pacific from the equity method to the available-for-sale method of accounting for marketable securities as a result of the Company’s ownership interest decreasing from 21.96% to 17.74%, which is below the 20% ownership threshold required for the equity method. This change was effected pursuant to the provisions of SFAS No. 115. Such decrease in the Company’s ownership interest also meant that the Company ceased to have the means to significantly influence or exert control over Allied Gold/Nord Pacific. The decline in ownership percentage resulted from Nord Pacific’s issuance of four million shares in connection with a pension obligation in 2003. As a result of the reclassification of this investment, the related foreign currency translation adjustment of $281,546 was also reclassified as unrealized gain on marketable securities.

The Company does not believe it is necessary to disclose the reason for the decline in ownership percentage since it did not sell any of its shares of common stock in Allied Gold/Nord Pacific during the periods presented. In addition, the foreign currency translation adjustment pertained to the Company’s investment in Nord Pacific common stock; when the method of accounting for the investment changed to the available-for-sale method of accounting for marketable securities, the foreign currency adjustment became part of the Company’s investment in Nord Pacific. The sentence preceding the table on page F-13 describes this change. The Company does not believe that any additional description would be meaningful, but will expand the explanation in future filings, as appropriate.

Preliminary Proxy Statement on Schedule 14A

General

7. Please update the proxy statement and fill in all blanks and remove all brackets from the disclosure. In this regard, please confirm the bracketed information regarding the Audit Committee on page 10 has been approved.

On behalf of the Company, we have filed with the Commission via the EDGAR system, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (as revised, the “Revised Proxy Statement”). We enclose with this letter two copies of the Revised Proxy Statement, plus two copies that have been redlined to show the changes from the Preliminary Proxy Statement on Schedule 14A as originally filed on February 28, 2006 (the “Original Proxy Statement”).

The Revised Proxy Statement has been updated as appropriate, and all of the blanks and all of the brackets have been removed. In particular, the members of the Audit Committee have executed the Audit Committee Report contained in the Revised Proxy Statement.

Proposal Number Four, page 29

8.             On page 29, you provide “highlights” of the 2006 Stock Incentive Plan and disclose that the summary is qualified in its “entirety” by reference to the 2006 Stock Incentive Plan. We remind you that you are responsible for the disclosure provided in the proxy statement and that investors should be provided a complete and accurate summary of the plan. Please revise to include disclosure of not just the “highlights” of the plan, but the material features of the plan.

The Company’s Board of Directors adopted the 2006 Stock Incentive Plan (the “Initial Stock Incentive Plan”) and the related 2006 Deferred Stock Unit Plan for Directors (the “DSU Plan” and together with the Initial Stock Incentive Plan, the “Plans”) on February 15, 2006, subject to stockholder and applicable regulatory approval. No awards have been made under the Plans.

Subsequent to the filing of the Original Proxy Statement, the Company became aware of recent changes to U.S. tax laws applicable to the Plans and engaged special U.S. tax counsel to review the Plans. Such counsel recommended substantial revisions to the Plans to provide an appropriate mechanism for deferral of stock payments to directors in light of the recent changes to U.S. tax laws, and to clarify aspects of other awards that may be made under the Initial Stock Incentive Plan.

Due to the extensive nature of the revisions, the Board of Directors determined it to be appropriate to cancel the Initial Stock Option Plan and the DSU Plan, and adopt a new stock incentive plan (which includes a subpart governing deferred stock units in lieu of the DSU Plan) (the “New Plan”) that supersedes and replaces in their entirety the Initial Stock Option Plan and DSU Plan. We enclose with this letter two copies of the New Plan.

The disclosure about the New Plan contained in the Revised Proxy Statement is intended to be a complete and accurate summary of the New Plan, and describes the material features of the New Plan.

Engineering Comments

Johnson Camp Copper Project feasibility studies, dated March 2000 and October 2005

Concerning the following engineering comments about the two Johnson Camp feasibility studies, please respond with supplemental explanations and analyses:

9.             Concerning the geologic and mine modelling:

  Summarize in some detail and provide supporting evidence and analysis as to how the acid soluble grade model was constructed, how the oxide/sulfide transition was identified and handled, and how much of the total copper is acid soluble.

  Drill holes that contain total copper assays, but are missing acid soluble assays, were assigned acid soluble grades through different methods. Please explain these techniques.

  Explain how the geologic model in the mining plan was zoned, flagged, or constrained to differentiate and mine only leachable ore. If the explanation is best developed as part of the geologic model genesis, please address above.

Winters, Dorsey and Company, LLC (WDC) has used the geologic resource model and estimate prepared by The Winters Company (TWC) for the 2000 Feasibility Study as the geologic resource base for this study. There has not been any additional resource drilling in the Burro and Copper Chief deposits since the 2000 Feasibility Study. No mining has been done since the 2000 Feasibility Study. The description of geology and the resource estimate included in this report are from the TWC 2000 Feasibility Study. Below is a summary as to how the acid soluble grade model was constructed as described in TWC’s 2000 Feasibility Study.

Burro Pit

For the Burro deposit, the data base of acid soluble copper values is a combination of two analytical techniques, the classical acid soluble as used by Cyprus and a methodology as used by Arimetco. For this reason, the acid soluble copper grades were not used “in mass” for the Burro pit. Instead, where it was clearly evident that when Cyprus analyses were present, these values were compared to Copper Chief acid soluble copper ratios for similar ore types. This comparison, which is not analytical in precision, combined with mineralogy work completed on the two pit ores, indicated that the Burro acid soluble ratios are similar to Copper Chief. For the extractions of acid soluble copper, the Bolsa and Abrigo ores for both pits were set equal based on results from testing. For the Burro Diabase, the copper extraction was raised by seven percentage points over Copper Chief diabase, again based on the column tests which clearly showed that the Burro diabase did have a superior extraction. Multiplying the Burro acid soluble ratios times the estimated acid soluble copper extractions, resulted in the same total copper recovery for both pits for Bolsa and Abrigo ores, and a higher total copper recovery for the Burro diabase ore.

As described in Section 3.6 of the 2000 Feasibility Study, TWC used the geologic interpretation that was developed by Arimetco as a basis for constraining grade estimation in the feasibility study block model. This interpretation was checked by TWC and found to be adequate for resource modeling purposes. The interpretation consisted of digital geologic outlines for each of the eight rock types within the Burro deposit. Arimetco generated these outlines on 20-foot-spaced bench plans. TWC noted that this interpretation incorporated a series of northeast trending normal faults that result in minor offsets to the stratigraphic units. In general, the apparent horizontal component of these offsets ranges from 10 to 100 feet. This interpretation is consistent with field observations made by TWC and recent geologic mapping that was performed by Dr. Jon Thorson.

The following table summarizes the rock codes that were used by TWC in the Burro block model.

Lithologic and Mineral Zone Codes in the Burro Pit Model

Lithologic Unit	Lithologic Code	Zone Code	Tonnage Factor
Upper Abrigo	1	1	12.46
Middle Abrigo	2	1	12.46
Lower Abrigo	3	2	12.46
Bolsa Quartzite	4	3	12.61
Upper Diabase	5	4	11.33
Upper Pioneer Shale	6	4	12.00
Lower Diabase	7	4	11.33
Lower Pioneer Shale	8	5	12.00
Default Rock Code	9	N/A	12.50
Dump Material	10	N/A	16.25

Arimetco geologists combined the eight individual rock units within the Burro deposit into five zones having similar mineralogical and statistical characteristics. TWC reviewed these zone designations and concurred with the logic used by Arimetco to group the individual rock units. Zone 1 is comprised of the Upper and Middle Abrigo units. Zones 2 and 3 consist entirely of the Lower Abrigo and Bolsa Quartzite, respectively. The Upper Diabase, Lower Diabase and the Upper Pioneer Shale were combined into Zone 4, and Zone 5 consists of only the Lower Pioneer Shale. These mineral zone codes are summarized in the previous table.

The Johnson Camp block model contains fourteen items that were used for resource modeling and subsequent floating cone studies. The items stored in this model are listed in the following table. This table also includes the minimum, maximum and precision for each item, along with a brief description.

Johnson Camp Block Model Items

Item	Minimum	Maximum	Precision	Description
TOPO	0.00	100.00	1.00	Original topography in percent
MINED	0.00	100.00	1.00	Percent of block below current mined surface
TCU	0.00	2.53	0.01	Total copper in %
ROCK	0.00	29.00	1.00	Rock type (codes 0 – 10)

Item	Minimum	Maximum	Precision	Description
ZONE	0.00	13.00	1.00	Combined rock type assemblages into mineral zones
NCMPS	0.00	13.00	1.00	Number of composites used to estimate block TCu
VALUE	0.00	655330.00	10.00	Block net value in dollars
ASCU	0.00	2.53	0.01	Acid soluble copper in %
ORTYP	0.00	13.00	1.00	Ore type code
CLASS	0.00	5.00	1.00	Resource classification code
DIST	0.00	509.00	1.00	Distance to closest drill hole composite used in estimation
TONF	10.79	21.00	0.01	Tonnage factor in cubic feet/short ton
SOL	0.00	100.00	1.00	Solubility ratio index (AsCu/TCu) for Copper Chief only
EPASS	0.00	5.00	1.00	Estimation pass number

The statistics for the Burro deposit drill hole data are listed in the two following tables.

Burro Pit Drill Hole Copper Assays for all Rock Types

Parameter	Total Copper %	Acid Sol. Copper %
Number of Samples	4,689	4,640
Feet of Drilling	46,673	45,773
Mean	0.332	0.176
Standard Deviation	0.340	0.209
Variance	0.116	0.044
Coefficient of Variation	1.0	1.2
Minimum value	0.0	0.0
Maximum value	4.0	3.8

Burro Pit Drill Hole Copper Assays By Rock Type

	Rock 1	Rock 2	Rock 3	Rock 4	Rock 5	Rock 6	Rock 7	Rock 8
						Upper		Lower
	Upper	Middle	Lower	Bolsa	Upper	Pioneer	Lower	Pioneer
Parameter	Abrigo	Abrigo	Abrigo	Quartzite	Diabase	Shale	Diabase	Shale
Number of Samples	19	575	1,959	1,220	264	185	223	204
Feet of Drilling	190	5,731	19,392	11,997	2,574	1,980	2,276	2,035
Mean	0.113	0.201	0.514	0.194	0.325	0.181	0.224	0.083
Standard Deviation	0.087	0.252	0.383	0.217	0.211	0.306	0.207	0.103
Variance	0.008	0.063	0.147	0.047	0.045	0.093	0.043	0.011
Coefficient of variation	0.8	1.3	0.7	1.1	0.6	1.7	0.9	1.2
Minimum	0.03	0.00	0.02	0.00	0.01	0.01	0.00	0.00
Maximum	0.36	3.35	3.40	2.78	1.36	4.00	1.77	0.64

TWC used two distinct methods to estimate block model copper grades for the Burro deposit. The first was a nearest neighbor grade estimation that used a limited drill hole composite search strategy of 25 feet in plan and 10 feet in the vertical direction. This method estimated block grades for only those blocks that were pierced by drill holes. Blocks that received a nearest neighbor grade estimate were then tagged with a code that excluded that block from receiving a new value from subsequent estimation runs. The second estimation method consisted of five separate kriging runs for each of the previously described mineral zones. These kriging runs used the parameters listed in the following table for each of the five zones. In addition, a strict rock type (mineral zone) matching criteria was implemented to prevent mixing grades from adjacent zones.

Burro Pit Total Copper Resource Estimation Parameters

Pass #1
Est Type	Model Type	Min. #Cmps	Max. # Cmps	Max/Hole	X	Y	Z	AZ	Plunge	Dip	Rock Types	Nugget	Sill-Nug
NN	n/a	1	1	1	25	25	10	-	-	-	All	-	-
Pass #2
Est Type	Model Type	Min. #Cmps	Max. # Cmps	Max/Hole	X	Y	Z	AZ	Plunge	Dip	Rock Types	Nugget	Sill-Nug
Krige	Exponential	1	4	3	250	150	50	315	0	-30	1 and 2	0.280	0.720
Krige	Linear	1	4	3	800	600	200	330	0	-30	3	0.330	0.670
Krige	Spherical	1	4	3	565	425	150	120	-30	-30	4	0.620	0.380
Krige	Spherical	1	4	3	300	225	100	315	0	-30	5, 6 and 7	0.420	0.580
Krige	Linear	1	4	3	350	260	87.5	315	0	-30	8	0.014	0.986

Copper Chief Pit

As described in Section 3.7 of the 2000 Feasibility Study, the Copper Chief deposit has both total copper (TCu) and acid soluble copper values (AsCu). For the Copper Chief deposit, the fraction of the copper present as acid soluble copper was based on the available data, which was incomplete for all samples. For this reason, TWC only constructed a total copper grade resource model for the Copper Chief deposit. Using the available data, the acid soluble ratios, acid soluble copper divided by total copper, were extended to similar ores/mineralogy’s and new estimates of acid soluble copper were developed. The extraction of acid soluble copper for each ore type is based on the column tests, where-in the final acid soluble copper recoveries were adjusted for longer leach durations and for head grades commensurate with the grades in the reserves. The resultant of multiplying the acid copper ratio times the extraction of the acid soluble copper is equivalent to stating the total copper recovery.

TWC grouped the total copper and soluble copper assays from the drill hole assay database into 20-foot long down-hole fixed-length composites. These composites honored lithologic codes stored in the drill hole database, such that no composites were allowed to straddle rock boundaries. This approach caused some composites near the base of each geologic unit to be less than 20-feet in length.

TWC created a three-dimensional geologic model of the Copper Chief deposit for the April 1999 Due Diligence and Feasibility Study prepared by TWC for Summo USA Corporation in relation to the Johnson Camp property. Unlike with the Burro deposit, Arimetco did not develop a geologic interpretation for the Copper Chief deposit, which required that TWC develop an independent interpretation for the purpose of using rock type to constrain the estimation of copper. TWC developed this interpretation constructing polygonal boundaries for each rock unit in two dimensions on 24 cross sections that were oriented N35°E, approximately normal to the general strike of the lithologic units. The underlying data for the geologic interpretation were the rock codes stored for each drill hole in the Arimetco database. The sectional polygons for each rock type were then linked together to form a series of wire-frame solids. The only rock unit not modeled separately was the Upper Abrigo, which due to very limited assay data was combined with the Middle Abrigo unit for the geologic interpretation.

The three-dimensional solids that were created from the cross sectional interpretation were cut on 20-foot elevation plans and then reconciled in plan and linked together to form new wire-frame solids. The new solids were then used to load lithologic codes to the three-dimensional block model based on a block majority rule (i.e., the lithologic code assigned to a block was based on the lithology solid that the majority of the block fell within). The block model lithologic codes were checked visually, and several minor errors were detected along several rock boundary contacts. These errors were corrected so that the lithologic model codes more precisely reflect the geometry of the wire-frame solids. The rock codes used by TWC in the Copper Chief block model are summarized in the following table.

Lithologic Codes in the Copper Chief Model

Lithologic Unit	Lithologic Code	Tonnage Factor
Upper Abrigo	1	12.46
Middle Abrigo	2	12.46
Lower Abrigo	3	12.46
Bolsa Quartzite	4	12.61

Lithologic Unit	Lithologic Code	Tonnage Factor
Upper Diabase	5	11.73
Upper Pioneer Shale	6	12.00
Lower Diabase	7	11.73
Lower Pioneer Shale	8	12.00
Default Rock Code	9	12.50
Dump Material	10	16.25

The statistics for the Copper Chief deposit drill hole data are listed in the following table.

Copper Chief Drill Hole Copper Assays

Parameter	Total Copper	Acid Soluble Copper
Number of Samples	5,529	1,418
Feet of Drilling	38,437	12,926
Mean	0.193	0.161
Standard Deviation	0.232	0.188
Variance	0.482	0.433
Coefficient of Variation	1.200	1.170
Minimum	0.000	0.000
Maximum	3.150	2.350

The following table summarizes the descriptive statistics by rock type for the Copper Chief deposit for assay intervals having total copper assay values greater than or equal to zero.

Copper Chief Drill Hole Copper Assays By Rock Type

	Rock 2	Rock 3	Rock 4	Rock 5	Rock 6	Rock 7	Rock 8
					Upper		Lower
	Middle	Lower	Bolsa	Upper	Pioneer	Lower	Pioneer
Parameter	Abrigo	Abrigo	Quartzite	Diabase	Shale	Diabase	Shale
Number of Samples	28	446	1,046	950	501	738	1,769
Feet of Drilling	149	4,969	9,663	5,672	2,989	4,227	10,466
Mean	0.230	.224	.114	0.319	.171	.323	.138
Standard Deviation	0.289	.190	.153	0.244	.205	.372	.179
Variance	0.538	.436	.391	0.494	.453	.610	.423
Coefficient of Variation	1.260	.849	1.341	0.764	1.198	1.151	1.295
Minimum	0.040	0.030	0.010	0.010	0.020	0.000	0.000

This table shows that rock type six (Rock 6 - Upper Pioneer Shale), which is considered one of three main ore hosts for the Copper Chief deposit, has a mean total copper grade that is quite low relative to the Upper and Lower Diabase rock units. Visually and statistically, the total copper distribution within the Upper Pioneer Shale is erratic. Most of the high-grade copper values within the Upper Pioneer Shale are located at or near the contact with adjacent lithologic units. Because of these issues, and because the Upper Pioneer Shale exhibits localized zones of internal waste, TWC elected to segregate this unit for interpolation independent of the other two ore-bearing rock types.

TWC used three separate and distinct estimation passes to estimate total and acid soluble copper grades for the Copper Chief deposit. The first grade estimation pass was a nearest neighbor calculation that used a restricted drill hole composite search strategy of 25 feet in the east and north directions and 10 feet in the vertical direction. Blocks that received a grade estimate from the nearest neighbor run were tagged and became unavailable for subsequent estimation runs. The second estimation pass used a series of ordinary kriging runs that utilized specific parameters for each rock type that were developed from variography. Blocks that received a grade estimate from these kriging runs were tagged and became unavailable for subsequent estimation runs. The third and final estimation pass used the same parameters as the first set of kriging runs, but the ranges were doubled. These final extended range runs were executed only to “fill-in” gaps in areas of sparse drilling. Blocks that were estimated in the final estimation pass were classified as inferred resources. These inferred blocks represent viable target areas that could possibly be upgraded to indicated or measured resources with additional drilling.

All of the grade estimation runs used strict rock code matching. That is, the only drill hole composites that could be used to estimate a block grade had to have the same rock code as the block. Excluding the nearest neighbor estimation, all interpolation runs required a minimum of one composite and a maximum of four composites to estimate block grades, with only three composites allowed from a single drill hole.

The following table summarizes the estimation parameters used for the interpolation of total copper grades for each rock type.

Copper Chief Total Copper Resource Estimation Parameters

Pass #1
Est Type	Model Type	Min. #Cmps	Max. # Cmps	Max/Hole	X	Y	Z	AZ	Plunge	Dip	Rock Types	Nugget	Sill-Nug
NN	n/a	1	1	1	25	25	10	-	-	-	All	-	-
Pass #2
Est Type	Model Type	Min. #Cmps	Max. # Cmps	Max/Hole	X	Y	Z	AZ	Plunge	Dip	Rock Types	Nugget	Sill-Nug
Krige	Exponential	1	4	3	160	120	40	120	-45	30	1 and 2	0.600	0.400
Krige	Exponential	1	4	3	360	270	90	100	-15	30	3	0.010	0.990
Krige	Exponential	1	4	3	175	130	40	305	0	-30	4	0.580	0.440
Krige	Spherical	1	4	3	325	240	40	305	0	-30	5	0.575	0.425
Krige	Spherical	1	4	3	325	240	40	305	0	-30	6	0.575	0.425
Krige	Spherical	1	4	3	325	240	40	305	0	-30	7	0.575	0.425
Krige	Exponential	1	4	3	300	225	75	120	0	30	8	0.210	0.780
Pass #3
Est Type	Model Type	Min. #Cmps	Max. # Cmps	Max/Hole	X	Y	Z	AZ	Plunge	Dip	Rock Types	Nugget	Sill-Nug
Krige	Exponential	1	4	3	320	240	80	120	-45	30	1 and 2	0.600	0.400
Krige	Exponential	1	4	3	720	540	180	100	-15	30	3	0.010	0.990
Krige	Exponential	1	4	3	350	260	80	305	0	-30	4	0.580	0.440
Krige	Spherical	1	4	3	650	480	80	305	0	-30	5	0.575	0.425
Krige	Spherical	1	4	3	650	480	80	305	0	-30	6	0.575	0.425
Krige	Spherical	1	4	3	650	480	80	305	0	-30	7	0.575	0.425
Krige	Exponential	1	4	3	600	450	150	120	0	30	8	0.210	0.780

Since the majority of the drill hole assay intervals in the Copper Chief deposit did not contain acid soluble assay values, TWC applied a factor to the calculated total copper grades for estimating economic reserves in the Lerchs-Grossman pit optimizations. These factors were based on ratios derived from assay intervals that contained both acid soluble and total copper values and are shown in the following table. These values are shown in Table 4.1 -1 of the 2000 Feasibility Study.

Copper Chief Acid Copper Ratio Factors

Rock Type	Factor (%)
1) Upper Abrigo	90
2) Middle Abrigo	90
3) Lower Abrigo	90
4) Bolsa Quartzite	87
5) Upper Diabase	86
6) Lower Pioneer Shale	91
7) Lower Diabase	86
8) Lower Pioneer Shale	90
  Discuss and support the acid soluble recoverable copper estimates used in the Lerch-Grossman floating cone algorithm.

Please see the response to item 10, below.

10.           Provide a comprehensive analysis and summary of:

  The metallurgical agglomeration test work.

The 21 column tests completed by Dawson Metallurgical Laboratories (contained in Appendix 3 to the 2000 Feasibility Study) all included agglomeration by hand with fresh acid and raffinate. No percolation problems were encountered in the tests. The absolute need for agglomeration has not been demonstrated, but a drum agglomerator has been incorporated in the plant capital cost. The sizing of the FEECO drum agglomerator is by the vendor who has supplied the successfully applied units at Phelps Dodge Morenci and for Constellation Copper at Lisbon Valley.

  Your support for the acid consumption and total copper recovery factors you use in the financial analyses.

  What feasibility level metallurgical test work you have to support the acid consumption and copper recovery factors used in your financial analyses.

  Why the amount of sampling, geologic and acid soluble modeling and metallurgical test work is sufficient to meet the requirements of a final feasibility level study.

The four column tests performed at MSRD (Report contained in Appendix 3 to the 2000 Feasibility Study) and 21 column tests completed at Dawson Metallurgical Laboratories were used in the analysis. All tests were for 8-inch diameter by 10-foot columns. The most representative tests incorporated use of raffinate from Johnson Camp with controlled acid content of the leach solution. The most representative tests are:

  For Bolsa ore, Dawson column 20, which had a copper extraction of 66.6 percent in three months (sample was 70 percent acid soluble/17 percent cyanide soluble by sequential analysis and 88 percent soluble by Arimetco procedure). The ore was still being leached at the end of the test. To reach the budgeted total copper extraction of 76 percent, plus allow for inefficiencies (scale-up) from laboratory to commercial operation, the leach duration was increased to 16 months (Table 5.4-2). Also the influence of the low test sample head grade was taken into account. The shale ore has similar characteristics to the Bolsa and the same parameters were applied to this ore.

  For the Abrigo ore, column 11 was the primary basis for estimating the recovery. However, during much of the six months of leaching, the acid concentration in the leach solution was essentially zero. A review of the amount of time acid was fed to the column, plus using similar scale-up factors as for the Bolsa ore, the estimate commercial leach duration to reach the budgeted extractions was estimated to be seven months. All previous leaching of Abrigo ore at Johnson Camp indicated it is a fast leaching ore and that the seven months is conservative. The Abrigo sample contained 56 percent acid soluble copper and 35 percent cyanide soluble copper by the sequential method yet extracted 76 percent of the total copper in 182 days, much of it without acid in the leach solution.

  For the Burro pit Diabase ore, column 18 is the most representative, which yielded 76.2 percent recovery in 93 days of leaching. The ore was still leaching at the end of the test. The ore contained 80 percent acid soluble copper and 4 percent cyanide soluble copper by the sequential method and 96 percent soluble copper by the Arimetco method. For the commercial operation, a leach duration of 16 months is planned for a recovery of 81 percent. For the Copper Chief Diabase ore, column 16 was most representative with an extraction of 66.2 percent after 93 days (leaching was continuing at the end of the test). The commercial operation is budgeted to leach 16 months and an extraction of 74 percent is estimated to be attainable. The soluble copper content by the Arimetco method was 92 percent (sequential method was far less that actual copper extracted and therefore is suspect).

The review of the metallurgical testing was performed by Herb Osborne and Associates who designed the Dawson testing, Randal Scheffel who was commissioned by Nord to independently review the results and by metallurgists at TWC and by WDC.

The acid consumption in laboratory agglomeration was as reported in Appendix 3 to the 2000 Feasibility Study:

Burro Diabase	22.7 lbs/ton
Copper Chief Diabase	16.9 lbs/ton
Bolsa	11.3 lbs/ton
Abrigo	11.4 lbs/ton

For the tests using raffinate with adjusted free acid concentration to maintain an adequate pH in the PLS, the acid consumption during leaching was typically an additional 4.1 to 4.5 lbs/ton of ore (Dawson Appendix 3), which would bring the totals for each ore in the laboratory testing to:

Burro Diabase	27.1 lbs/ton

Copper Chief Diabase	20.0 lbs/ton
Bolsa	16.8 lbs/ton
Abrigo	16.0 lbs/ton

After reviewing the leaching kinetics and the control of free acid in the leach tests, the estimate acid consumptions for use in the financial analysis were increased to (Consumptions used in Appendix 11 calculations):

Burro Diabase	35.0 lbs/ton
Copper Chief Diabase	28.0 lbs/ton
Bolsa	18.0 lbs/ton
Abrigo	27.0 lbs/ton

The metallurgical reviews by a number of consultants have resulted in final estimates that are deemed adequate to support the values used in the feasibility level economic model. The work was done to industry standards.

11. Some acid is generated within the solvent extraction electrowinning (SX-EW) plant as the copper is precipitated onto the copper cathodes. Provide:

  A table showing all the acid additions to the leach circuit that you expect.

Please refer to Table 3 enclosed herewith, which was prepared by the WDC for the purposes of this letter.

  Show the acid generation in the electro-winning facility separate from the acid additions structured to keep the solution pH within operating ranges.

Please refer to Table 3. Please also see the response to Item 12 below.

  Explain how the electrolyte acid generation quantity is calculated.

Please see the response to Item 12 below.

  Show all acid additions as tons or metric tons and state the acid concentration as percent.

Please refer to Table 3.

12.           Acid consumption or usage within the operating budget may be low. Provide an analysis to justify the operating parameters that were used to develop your annual acid consumption and usage estimates used in your financial analysis.

The acid consumed by the operation will be the combination of acid consumed by new ore and by leaching of the existing heaps. Enclosed Table 1 (prepared by WDC for this letter) summarizes the methodology used to arrive at the annual acid consumptions.

For new ore, the acid consumption for each ore type, discussed elsewhere, was input as the gross consumption in pounds/ton of ore, with gross consumption being the acid consumed without credit from the copper extracted. Enclosed Table 2 (prepared by WDC for this letter based on calculations used in the 2000 Feasibility Study) summarizes the gross acid consumption for each ore type. This gross consumption from laboratory tests is based on an acid containing 100 percent sulfuric acid. The consumption, on a lb/ton basis, was then increased to reflect purchasing an acid of 98 percent (as per vendor quotation). Using the mine production schedule by ore type, the amount of acid consumed per month was estimated. The consumption of acid was paralleled to consumption of copper, with between 45 to 75 percent of the acid being consumed in the first month depending on ore type. The consumption of acid was then summed for each year to arrive at the gross acid requirement to leach the new ore. This is shown in Table 3 enclosed herewith. The gross acid consumption values are from Table 5.7.3 -1 in the 2000 Feasibility Study.

The acid consumption for leaching the existing heaps is based on the Nord estimate of acid additions during the last stages of leaching of the existing dumps, adjusted to a higher annual consumption to reflect a higher solution flow. This value is shown in Table 3 and from Table 5.7.3 -1 in the 2000 Feasibility Study.

The acid credit from electro-winning is based on the production of one mole (formula weight of 98.1) for each mole of copper plated (atomic or formula weight of 63.5) . This equates to producing 1.5449 (98.1/63.5=1.5449) pounds of acid per pound of copper plated. As shown in Table 3, the annual pounds of copper plated are multiplied by 1.54 for this study to arrive at the acid generated in electro-winning. A deduct from this credit was taken to account for acid mist losses (a very low number in reality) and potential inefficiencies in re-using the electro-winning bleed. This deduct is deemed to be very conservative and is shown in Table 3. The acid generated in electro-winning is at 100 percent strength and therefore to deduct this from the amount of acid at 98 percent that must be purchased, the acid generated is divided by 0.98 to arrive at equivalent pounds (tons) of acid purchased as shown in Table 3. The credit from electro-winning, at 98 percent strength, is then subtracted from the gross requirements for new and existing ore to arrive at the amount of acid that must be purchased. All of these calculations were used in constructing the Feasibility Study acid consumption.

The acid consumption estimates are based on sound engineering practices, on testing of the deposit and are done to industry standards. These detailed calculations are not typically published in a feasibility study.

13.           We note the lower availability and higher prices for acid in the Southwest at the present time.

  Demonstrate that you can acquire sufficient acid to meet your needs in the time frames you propose, and that you can acquire it at the prices you use in your financial analysis.

  Provide an analysis of the project’s economic sensitivity to changes in acid price, consumption assumptions, and availability.

The Company intends to source acid for the Johnson Camp Mine from a regional smelter. Based on discussions with the smelter, both present and future acid availability to Johnson Camp is considered good. The smelter has indicated that it expects the basic cost for acid to be less per ton than the acid cost figure used in WDC’s 2005 Updated Feasibility Study. The year one acid costs in the 2000 Feasibility Study financial analyses also include transportation charges to

Johnson Camp from Nogales, AZ. The smelter has indicated that it can provide acid from a facility in Arizona or in Mexico. Nord and the smelter plan to negotiate a contract for a minimum term of two years. The acid price estimates beyond year two in the 2005 Updated Feasibility Study are based on a review of the long-term price history of acid, alternate transportation methods (direct trucking, eliminates significant rail mileage and one extra transloading at rail siding) and on the potential future use of currently available technology to generate acid hydrometallurgically from elemental sulfur.

The table below shows the project’s pre-income tax NPV using a 10 percent discount rate and the project’s pre-income tax discounted rate of return at a 10%, 20%, and 30% increase in acid price or consumption. These sensitivity studies are not included in the feasibility study and were performed for this response letter.

	NPV @ 10%
Case	($, in thousands)	IRR (%)
Base	43,250	48.3
Acid increase by 10%	42,144	47.0
Acid increase by 20%	41,040	45.7
Acid increase by 30%	39,936	44.4

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We enclose the Company’s letter of even date herewith containing the requested acknowledgements.

Yours truly,

/s/Herbert I. Ono
Herbert (Herb) I. Ono
for Lang Michener LLP

HIO/
Encls.

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA
Richard D. Angell, CPA

cc:	Nord Resources Corporation
	Attention:	Ronald A. Hirsch, Chairman of the Board
Nick Tintor, President and Chief Executive Officer
Erland A. Anderson, Chief Operating Officer
John T. Perry, Chief Financial Officer

Nord Resources Corporation
1 West Wetmore Road, Suite 107
Tucson, AZ 85705
Tel: (520) 292-0266 Fax: (520) 292-0268

March 27, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Ms. Jenifer Gallagher and
Mr. Karl Hiller, Accounting Branch Chief

Dear Sirs/Mesdames:

Nord Resources Corporation (the “Company”)
Form 10-KSB for the Year Ended December 31 2004
Filed January 17, 2006
Preliminary Proxy Statement on Schedule 14A
Filed February 28, 2006
SEC File No. 001-08733

We refer to Staff’s letter of March 7, 2006 in respect of the above-referenced filings (the “Filings”), signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”). We confirm that we have participated in the preparation of, and have reviewed, the accompanying response letter of our attorneys, Lang Michener LLP. We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NORD RESOURCES CORPORATION

By:   /s/John T. Perry

John T. Perry
Senior Vice President and Chief Financial Officer

Table 1
Methodology for Estimating Annual Acid Purchases

Item No.	Description

1

Acid consumption was estimated for each ore type based on column testing results. The acid consumption estimates are presented in Table 2. The gross acid consumption is on a 100 percent acid basis and would be the combined requirement from both new acid purchases and from the EW credit. This is the estimate acid consumption for new ore.

2

The annual acid requirement for leaching the new ore was estimated by estimating the acid consumption as a function of time. The estimate paralleled the copper recovery and provided for 45 to 75 percent of the acid to be added in the first month of leaching, depending on ore type. Using the mine production schedule for tons of ore by ore type, the monthly and then annual estimate of acid consumption was developed for the new ore. This value is presented in Table 3.

3

Based on last operating data for acid leaching of the existing dumps as performed by Nord, an estimate was made of the required acid additions to continue leaching the existing dumps. The estimate is presented in Table 3.

4

All of the above is based on the gross acid requirements of the ore, which can be provided by purchasing acid and by the credit from electrowinning copper. For every mole of copper (atomic weight 63.5) that is plated, one mole of sulfuric acid is produced (formula weight 98.1). This equates to 1.5449 lbs of acid per lb of copper plated (98.1/63.5=1.5449). For this study, a factor of 1.54 was used. Also, the credit was reduced, as a contingency, by approximately 2 percent to reflect acid mist losses and some inefficiency for recovering acid from EW electrolyte bleed (considered to be a conservative contingency). The calculation of the EW credit is shown in Table 3.

Table 2
Gross Acid Consumption by Ore Type for New Ore Production

Pit	Ore Type	Acid Consumption	Percent of
		Lb/ton Ore (1) (2)	Ore in Pits

Burro	Abrigo	27.0	39.6%
	Bolsa	18.0	22.8%
	Diabase	35.0	0.9%
	Pioneer Shale	18.0	0.4%

Copper Chief	Abrigo	27.0	13.3%
	Bolsa	18.0	0.4%
	Diabase	28.0	14.9%
	Pioneer Shale	18.0	7.8%

Weighted Average at 100% acid		24.4

Weighted Average adjusted to 98%
acid strength		24.9

(1)	100 percent strength acid basis from laboratory testing.
(2)	Acid requirement is combined purchased acid and credit from EW for plating copper.

Table 3 -Summary of Acid Consumption
Year	1	2	3	4	5	6	7	8	9	10	11

Tons of acid required for leaching based on testing and old heap data (acid is from purchases and from EW credit)
Tons of acid, gross for new ore (1) (2)	17,414	55,434	36,512	48,651	62,625	57,454	38,725	46,620	55,077	18,360	578
Tons of acid, gross for old dumps (1) (2)	9,000	18,000	18,000	18,000	18,000	18,000
Total tons of gross acid (1) (2)	26,414	73,434	54,512	66,651	80,625	75,454	38,725	46,620	55,077	18,360	578
Total tons of pure acid (1)	25,886	71,965	53,422	65,318	79,012	73,944	37,951	45,688	53,975	17,992	567

Cathode production, lbs x 1,000	6,921	24,531	25,000	25,000	25,000	25,000	25,000	25,000	25,000	14,099	4,037

Net acid consumption, tons (2)	21,085	54,545	35,262	47,401	61,375	56,204	19,475	27,370	35,827	0	0
Tons of pure sulfuric acid	25,886

Acid credit from EW
Pounds per year Cu plated x 1,000 (3)	7,421	24,531	25,000	25,000	25,000	25,000	25,000	25,000	25,000	14,099	3,787
Pounds of acid credit per lb Cu produced, lbs x 1,000 (4)	11,428	37,778	38,500	38,500	38,500	38,500	38,500	38,500	38,500	21,712	5,832
Tons of acid produced in EW, short tons 100% acid	5,714	18,889	19,250	19,250	19,250	19,250	19,250	19,250	19,250	10,856	2,916
Deduct for acid vapor loss and safety factor
on EW use, tons 100% acid	-150	-378	-385	-385	-385	-385	-385	-385	-385	-217	-58
Tons of pure acid credit from EW	5,564	18,511	18,865	18,865	18,865	18,865	18,865	18,865	18,865	10,639	2,858
Equivalent tons of acid at 98% strength	5,678	18,889	19,250	19,250	19,250	19,250	19,250	19,250	19,250	10,856	2,916

Tons of 98% strength acid to be purchased
(Gross requirement minus EW credit)	20,736	54,545	35,262	47,401	61,375	56,204	19,475	27,370	35,827	7,503	0

Purchase price of acid, $/ton delivered	$60.00	$53.00	$53.00	$53.00	$42.00	$42.00	$42.00	$42.00	$42.00	$42.00	$42.00

Annual cost of acid, $ x 1,000	$1,244	$2,891	$1,869	$2,512	$2,578	$2,361	$818	$1,150	$1,505	$315	$0
	$1,244	$2,891	$1,869	$2,512	$2,578	$2,361	$818	$1,150	$1,505	$310	$0

Tons of pure acid to be purchased	0.0262	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200	0.0200
Tons of 98% acid to be purchased	150	378	385	385	385	385	385	385	385	217	58
Cost of acid,
Percent of required acid that is purchased	78.5%	74.3%	64.7%	71.1%	76.1%	74.5%	50.3%	58.7%	65.0%	40.9%

(1)	Gross acid before credit from SX/EW.
(2)	Assumes 98 percent sulfuric acid.
(3)	Acid used prior to commencing mining is included in cash flow.
(3)	Includes copper plated as inventory, but not sold in the first year.
(4)

One mole of acid at formula weight of 98.1 is produced for each mole of copper produced at an atomic weight of 63.5. Calculated acid production per lb of Cu plated is therefore 98.1 divided by 63.5 which equals 1.5449. A value of 1.54 was used for calculating the credit.